UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2026

Commission File Number 0-28584

Check Point Software Technologies Ltd.

(Translation of registrant’s name into English)

5 Shlomo Kaplan Street, Tel Aviv, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the Registrant’s Form S-8 File Nos. 333-132954, 333-207335, 333-211113, 333-228075, 333-235322, 333-240141, 333-276518, 333-278473, 333-285866, 333-290131 and 333-294763.

Annual General Meeting

Check Point Software Technologies Ltd. (the “Company”) held its Annual General Meeting on September 2, 2026. A total of 81.2 million Ordinary Shares, par value NIS 0.01 per share, of the Company (“Ordinary Shares”) held by shareholders of record at the close of business on July 16, 2026 (the “Record Date”) were present and entitled to vote at the Annual General Meeting.

At the Annual General Meeting, the Company’s shareholders voted on the following five proposals:

Proposal 1:

To elect the following seven directors to the Board to serve until the 2027 annual general meeting of shareholders:

Nominee	For	Against	Abstain
Gil Shwed	75,856,497	5,321,865	19,037
Nadav Zafrir	79,981,553	1,033,935	181,911
Tzipi Ozer-Armon	78,583,969	2,425,387	188,043
Tal Shavit Shenhav	75,877,112	5,136,749	183,538
Jill Smith	70,539,101	10,475,008	183,290
Yoram Tietz	80,848,978	164,755	183,666
Jerry Ungerman	77,972,317	3,041,288	183,794

Each of the nominees was elected by the Company’s shareholders by the requisite majority required under the Israeli Companies Law, 5759-1999 (the “Companies Law”).

Proposal 2:

To approve the appointment and compensation of Company’s independent public accountants:

For	Against	Abstain
69,477,160	11,697,527	22,712

Proposal 2 was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

Proposal 3:

To approve the compensation of the Company’s Chief Executive Officer:

Non-Controlling Shareholder and Without Personal Interest:

For	Against	Abstain
66,315,794	14,810,932	70,673

Controlling Shareholder or with Personal Interest:

For	Against	Abstain
0	0	0

Proposal 3 was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

Proposal 4:

To approve the compensation of the Company’s Executive Chair:

For	Against	Abstain
71,571,184	9,561,084	65,131

Proposal 4 was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

Proposal 5:

To approve the compensation of the Company’s Lead Independent Director:

Non-Controlling Shareholder and Without Personal Interest:

For	Against	Abstain
54,713,831	1,543,298	72,862

Controlling Shareholder or with Personal Interest:

For	Against	Abstain
24,867,408	0	0

Proposal 5 was approved by the Company’s shareholders by the requisite majority required under the Companies Law.

Exhibit

Exhibit 99.1	Press Release of the Company, dated September 2, 2026, “Check Point Software Shareholders Approve All 2026 Annual General Meeting Proposals”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check Point Software Technologies Ltd.

By:	/S/ Shira Yashar

Name:	Shira Yashar

Title:	General Counsel

Date: September 2, 2026

Exhibit

Exhibit 99.1	Press Release of the Company, dated September 2, 2026, “Check Point Software Shareholders Approve All 2026 Annual General Meeting Proposals”.